VK 3/18/04

[redacted]

04015976

SECURI... ...MISSION
Washington, D.C. 20549

A44 3/17/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRK Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Nightingale
(No. and Street)

Palatine	IL	60067
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH, D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kouzes 847/991-9225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C. Andrew Miriani
(Name – *if individual, state last, first, middle name*)

40 Shuman Blvd., Suite 150	Naperville	IL	60563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Kouzes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRK Limited, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH A. ROGERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-4-2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRK LIMITED

YEARS ENDED DECEMBER 31, 2003 AND 2002

[Filed - pursuant
to Rule 17A-5(d) under the
SECURITIES EXCHANGE ACT OF 1934]

KRK LIMITED

YEARS ENDED DECEMBER 31, 2003 and 2002

TABLE OF CONTENTS

MIRIANI & ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

C. ANDREW MIRIANI

40 SHUMAN BLVD.
SUITE 150
NAPERVILLE, ILLINOIS 60563

(630) 416-6900
FAX (630) 416-0681
Direct Dial (630) 416-7726

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
KRK Limited
Palatine, IL 60067

We have audited the balance sheets of KRK Limited as of December 31, 2003 and 2002 and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KRK Limited as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.

Miriani & Associates, Ltd.

Miriani & Associates, Ltd.
February 19, 2004

KRK Limited

BALANCE SHEET
as of December 31, 2003 and 2002

ASSETS

	2003	2002
Current assets		
Cash and cash equivalents	$ 8,681	$ 9,491
Accounts receivable, net of allowance for doubtful accounts of $0	8,914	22
Prepaid items	-	-
Total current assets	17,595	9,513
Property and equipment		
Office furniture & equipment	4,698	5,551
Total property and equipment	4,698	5,551
Less: accumulated depreciation	(2,652)	(5,551)
Net property and equipment	2,046	-
Other assets		
Non listed, restricted stock in NASD (Cost $3,300)	2,835	3,300
Total all assets	$ 22,476	$ 12,813

Liabilities and Stockholders' Equity

	2003	2002
Current liabilities		
Accounts payable	$ 5,958	$ -
Total current liabilities	5,958	-
Total all liabilities	5,958	-
Stockholders' equity		
Common stock, $1 par value; 10,000 shares authorized, 1,000 issued and outstanding	1,000	1,000
Paid in Capital	8,550	8,550
Retained earnings	6,968	3,263
Total stockholders' equity	16,518	12,813
Total liabilities and equity	$ 22,476	$ 12,813

See notes to financial statements.

KRK Limited

STATEMENT OF INCOME AND RETAINED EARNINGS
Years Ended December 31, 2003 and 2002

	2003	2002
Concession income	$ 182,396	$ 92,792
Operating expenses:		
Concessions	139,132	64,637
Professional fees	2,803	1,078
Other expenses	36,387	31,051
Total operating expenses	178,322	96,766
Net operating income (loss)	4,074	(3,973)
Other income (expense)		
Interest income	96	159
Change on market value of securities	(465)	
Interest expense	-	-
Total other income (expense)	(369)	159
Net income (loss)	3,706	(3,814)
Retained earnings, beginning of year	3,262	7,076
Retained earnings, end of year	$ 6,968	$ 3,262

See notes to the financial statements.

KRK Limited

STATEMENT OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flow from operating activities:		
Net income from operations	$ 3,706	$ (3,814)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	320	451
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(8,892)	2,464
(Increase) decrease in investments	465	
(Decrease) increase in accounts payable	5,958	(264)
Total adjustments	(2,149)	2,651
Net cash provided by (used in) operating activities	1,557	(1,163)
Cash flow from investing activities:		
Acquisition of equipment, etc.	(2,366)	-
Net cash provided by (used in) investing activities	(2,367)	-
Cash flow from financing activities:		
Repayment of debt	-	-
Net cash provided by (used in) financing activities	-	-
Net increase (decrease) in cash	(810)	(1,163)
Cash, beginning of year	9,491	10,654
Cash, end of year	$ 8,681	$ 9,491
Supplemental disclosure of cash information		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See notes to financial statements.

KRK LIMITED

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

1. Nature of Business:

KRK Limited the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnership offerings, and introduces and forwards other securities transactions and accounts on a fully disclosed basis.

2. Summary of significant accounting policies:

Income recognition:

Commissions earned on sales of shares of registered investment companies and limited partnership offerings are recognized of the transaction date, whereas commissions earned on other securities transactions are recognized on settlement date, which is usually one week after transaction date.

Estimated:

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Property and equipment:

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated lives of the assets, which are generally three to five years.

Income taxes:

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to timing differences between financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

KRK LIMITED

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

2. Summary of significant accounting policies: (continued)

Cash equivalents:

The company considers all highly liquid investments with maturity of three (3) months or less when purchased as cash equivalents.

3. Net Capital Requirement:

Pursuant to the net capital provision of Rule-15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital which may fluctuate on a daily basis. At December 31, 2003 the required minimum net capital was $5,000. On December 31, 2003 the Company's net capital was $8,681. In addition, the Company was in compliance with its paragraph K(2) (a) - (b) exemptions form SEC Rule 15c-3-3 requiring customer reserves during the past year.

4. SEC Rule 15c3-3:

The Company claims an exemption to 15c3-3 (Customer Protection Rule) under subparagraph K(2) (b) of the rule. Nothing came to our attention (the auditor) during the course of our examination that would indicate the Company was not complying with the requirement of that examination.

SUPPLEMENTARY SCHEDULES

KRK Limited

Computation of Net Capital
December 31, 2003

1	Total ownership equity form Statement of Financial Condition		$	16,518
2	*Deduct ownership equity not allowable for net capital*			-
3	Total ownership equity qualified for net capital			16,518
4	Add:			
	A	Liabilities subordinated claims of general creditors allowable in computation of net capital		-
	B	Other (deductions) or allowable credits		-
5	Total capital and allowable subordinated liabilities			16,518
6	Deduct and/or charges:			
	A	Total non-allowable assets from Statement of Financial Condition (Note B&C)		7,837
	B	Secured demand note deficiency		-
	C	Commodity futures contracts and spot commodities		-
	D	Other additions and/or charges		-
7	Other additions and/or allowable credits			-
8	Net capital before haircuts on securities positions			8,681
9	Haircuts on securities (Computed where applicable, Pursuant to 15c-3-1(f)			
	A	Contractual securities commitments		-
	B	Subordinated securities borrowings		-
	C	Trading and investment securities:		
		1 Exempted securities		-
		2 Debt securities		-
		3 Options		-
		4 Other securities		-
	D	Undue concentration		-
	E	Other (list) money market		-
10	Net capital			8,681

KRK Limited

Computation of Net Capital
December 31, 2003

PART A

11	Minimum net capital required (6 2/3% of line 18)	-
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries in accordance with Note A	5,000
13	Net capital requirement (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less 13)	3,681
15	Excess net capital at 1000% (Line 10 less 10% of Line 18)	8,681

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A. I liabilities from Statement of Financial Condition	
17	Add:	
	A Drafts for immediate credit	-
	B Market value of securities borrowed for which no equivalent value is paid or credited	-
	C Other unrecorded amounts (List)	-
18	Total aggregate indebtedness	-
19	Percentage of aggregate indebtedness to net capital (line 18 / by Line 10)	-
20	Percentage of debt to equity total computed in accordance with Rule 15c33-1(d)	-

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

21	2% of combined aggregate debit items as shown in Formula for Revenue Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both broker or dealer and consolidated subsidiaries' debt	-
22	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed on accordance with Note A	-
23	Net capital requirement (greater of line 21 or 22)	-
24	Excess net capital (line 10 less 23)	-
25	Net capital in excess of 5% of combined aggregate debit items or $120,000	-

KRK LIMITED

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2003

NOT APPLICABLE

KRK LIMITED

COMPUTATION FOR DETERMINATION OF RESERVE

DECEMBER 31, 2003

NOT APPLICABLE

KRK LIMITED

RECONCILIATION OF OWNERSHIP EQUITY
FROM STATEMENT OF FINANCIAL CONDITION TO
FOCUS REPORT - PART IIA

DECEMBER 31, 2003

Ownership equity from Focus Report - Part IIA		$ 16,454
Adjustments:		
1. Capitalize purchase of equipment	$ 1,184	
2. Depreciation expense	-320	
3. Additional expenses	-800	
Net adjustments		$ 64
Ownership equity per Statement of Financial Condition		$ 16,518

MIRIANI & ASSOCIATES, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

C. ANDREW MIRIANI

40 SHUMAN BLVD.
SUITE 150
NAPERVILLE, ILLINOIS 60563

(630) 416-6900
FAX (630) 416-0681
Direct Dial (630) 416-7726

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT OF INTERNAL ACCOUNTING CONTROL

To the Board of Directors
KRK LIMITED

We have audited the financial statements of KRK Limited, (the "Company") for the year ended December 31, 2003 and have issued our report thereon dated February 19, 2004. As part of our audit, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); (ii) in complying with the requirement for prompt payment for securities of Section 4© of Regulation T of the Board of Governors of the Federal Reserve System. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. The purpose of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3 to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of the Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the internal control structure taken as a whole.

As part of the study and evaluation required by Rule 17a-5, we reviewed the descriptions of the procedures required to be maintained by KRK Limited for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession of control requirement of Rule 15c3-3.

The Management of KRK Limited is responsible for establishing and maintaining the internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objective of a system is to provide management with reasonable, but not absolute, assurances that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitation in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of KRK Limited taken as a whole. Our study and evaluation disclosed no condition that we believe to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended December 31, 2003 was made for the purpose set forth in the second paragraph above. Based on our review, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirement of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Miriani & Associates, Ltd.

Miriani & Associates, Ltd.

February 19, 2004